

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Douglas G. Smith
Chief Financial Officer
Vantage Drilling Company
777 Post Oak Boulevard, Suite 610
Houston, Texas 77056

> **Re: Vantage Drilling Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Response Letter Dated September 24, 2010**
> **File No. 1-34094**
>
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 24, 2010**

Dear Mr. Smith:

We have reviewed your filings and your response letter dated September 24, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. We note your response number one but do not concur. We note that these customers accounted for 89% of your revenues in the fiscal year ended December 31, 2009. We note also you describe these as "significant customers" in your Form 10-K and that "[T]he loss of any of our significant customers could adversely affect our financial condition and results of operations." Also, under your listing of risks under "Safe Harbor Treatment," you cite your "small number of customers." We reiterate our comment and ask also that you identify these customers under "Customers" on page 8.

2. We note your response to our prior comment two in our letter dated September 24, 2010 and reissue this comment in part. Please describe for us, in reasonable detail the applicable policy limits related to your insurance coverage. Tell us those items for which you have coverage, the limits of that coverage and the extent to which you are self-insured.

3. We note your response to our prior comment three in our letter dated September 24, 2010. Please provide a more detailed discussion of the policies and procedures you have in place to deal with environmental harm. While you indicate that you have "policies and procedures" in place and that you perform monitoring in training, you do not describe those policies and procedures. Nor do you address the resources that you have in place or contracted to deal with such a situation. Please address this in your response. In this regard, explain in further detail how you perform environmental monitoring.

Preliminary Proxy Statement on Schedule 14A

Director and Consultant Compensation Paid to John C.G. O'Leary, page 21

4. We note your response to our prior comment 11 in our letter dated September 24, 2010. Please provide disclosure responsive to this comment in your proxy statement. In addition, ensure that you address whether the consulting agreement with Mr. O'Leary was on terms no less favorable than could have been obtained from a non-affiliated third party.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 with questions on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, Anne Nguyen Parker, Branch Chief at (202) 551-3611, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director